Exhibit (a)(13)

IN THE SUPERIOR COURT OF FULTON COUNTY

STATE OF GEORGIA

2012 CV213285

SAMIR SALVA, Individually and on Behalf of All Others Similarly Situated,	DIRECT SHAREHOLDER COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

Plaintiff,

vs.	CLASS ACTION

TRANSCEND SERVICES, INC, LARRY GERDES, JOSEPH G. BLESER, JOSEPH P. CLAYTON, JAMES D. EDWARDS, WALTER S. HUFF, JR., CHARLES E. THOELE, TOWNSEND MERGER CORPORATION, and NUANCE COMMUNICATIONS, INC.,	NOTICE OF INTENT TO INVOKE DELAWARE SUBSTANTIVE LAW PURSUANT TO OCGA § 9-11-43(c)

Defendants.	JURY DEMAND

DIRECT SHAREHOLDER CLASS ACTION COMPLAINT

FOR BREACH OF FIDUCIARY DUTIES

Plaintiff Samir Salva (“Plaintiff”), individually and on behalf of all others similarly situated, brings this direct class action for breach of fiduciary duties against the herein-named defendants, and upon information and belief, alleges as follows:

SUMMARY OF THE ACTION

1. This is a direct shareholder class action brought by Plaintiff on behalf of himself and the public holders of Transcend Services, Inc. (“Transcend” or the “Company”) common stock against Transcend, its Board of Directors (the “Board”), and Nuance Communications, Inc. (“Nuance”), arising out of their breaches of fiduciary duty, and/or aiding and abetting those breaches, in connection with the Board’s decision to sell the Company to Nuance via an inherently unfair process designed to ensure that Nuance, and only Nuance, continues to participate in Transcend’s improving financial condition (the “Proposed Transaction”).

2. On March 7, 2012, both companies announced that they had entered into a definitive agreement to sell Transcend to Nuance (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Nuance will acquire Transcend through a cash tender offer of $29.50 per Transcend share (the “Merger Consideration”). The tender offer, which commenced on March 20, 2012, will be followed by a merger in which each Transcend share not acquired in the tender offer will be converted into the right to receive $29.50 per share in cash. The tender offer is scheduled to expire on April 16, 2012. The Proposed Transaction is valued at approximately $300 million.

3. The Proposed Transaction is the product of a fundamentally flawed process that is designed to ensure the acquisition of Transcend by Nuance on terms preferential to Nuance and Transcend’s Board members, but detrimental to Plaintiff and the other public stockholders of Transcend.

4. Indeed, the Merger Consideration significantly undervalues the Company and is merely an attempt by Nuance to acquire Transcend during a temporary downturn in the economy. To be sure, shares of Transcend stock traded at $29.25 as early as July 8, 2011.

5. Further, although the Proposed Transaction is conditioned upon Nuance obtaining at least 90% of the Company’s shares, the Merger Agreement grants Nuance an irrevocable option (the “Top-Up Option”) to purchase, at a price per share equal to the Merger Consideration, enough shares so that Nuance will own 90% of the Company’s outstanding shares upon the termination of the tender offer. Thus, Nuance will be able to circumvent shareholder approval of the Proposed Transaction.

6. Defendants have also breached their fiduciary duties by agreeing to a barricade of deal protection devices that all but eliminate the possibility of a topping bidder. For example, the

Merger Agreement prohibits the Company from soliciting alternative bids for the Company. This “no solicitation” clause even bars the Company’s low level employees from communicating with others regarding an alternative proposal. In the unlikely event that a topping bidder emerges, however, the Merger Agreement prohibits the Company from withdrawing its recommendation of the Proposed Transaction except in very limited circumstance. Finally, should a topping bidder still be undeterred, the Merger Agreement will require the Company to pay Nuance a $9,936,145 termination fee.

7. To make matters worse, on March 20, 2012, Defendants caused a materially misleading Schedule 14D9 (the “14D9”) to be filed with the U.S. Securities and Exchange Commission (the “SEC”). The ostensible purpose of the 14D9 was to provide Transcend shareholders with details of the process and rationale as to why the Board agreed to enter into the Proposed Transaction with Nuance, as well as to provide Transcend shareholders with the financial metrics utilized by the Company’s financial advisor, Lazard Frères & Co., LLC (“Lazard”), that allegedly justify the “fairness” of the Proposed Transaction. Indeed, the ostensible purpose of the 14D9 is to provide Transcend shareholders with sufficient material information about the Proposed Transaction such that they are able to make informed, rational and intelligent votes on whether to tender their shares in favor of the Proposed Transaction. The 14D9, however, is materially false and misleading and, thus, fails to provide shareholder’s with necessary information.

8. Transcend shareholders are entitled to full and meaningful disclosure of all material facts before they are asked to tender their shares. Thus, the Proposed Transaction should be enjoined until Defendants make adequate disclosures to the Company’s shareholders.

9. Simply put, in pursuing the unlawful plan to sell Transcend to Nuance at a substantial discount, each of the Defendants violated applicable law by directly breaching and/or aiding the other Defendants’ breaches of their fiduciary duties of loyalty, due care, independence, candor, good faith, and fair dealing.

10. Herein, Plaintiff seeks equitable relief only.

11. Furthermore, Plaintiff hereby gives notice under OCGA § 9-11-43(c) that Plaintiff will seek the application of Delaware substantive law to this case.

JURISDICTION AND VENUE

12. This Court has jurisdiction over each Defendant named herein because each Defendant is either a corporation that conducts business in and maintains operations in this county, or has sufficient minimum contacts with Georgia so as to render the exercise of jurisdiction by the Georgia courts permissible under traditional notions of fair play and substantial justice.

13. Venue is proper in this Court because one or more of the Defendants either resides in or maintains executive offices in this county, a substantial portion of the transactions and wrongs complained of herein, including the Defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to Transcend and its shareholders occurred in this county, and Defendants have received substantial compensation in this county by doing business in, and engaging in numerous activities that had an effect in, this county.

PARTIES

14. Plaintiff is, and at all material times has been, a Transcend shareholder.

15. Defendant Transcend is a Delaware corporation, headquartered at One Glenlake Parkway, Suite 1325, Atlanta, Georgia 30328. Transcend is a leading medical transcription company in the United States that develops and utilizes a range of technology solutions to support the transcription process, including robust voice capture systems, speech recognition technology, and various customer-specific systems. Transcend is listed and traded on the NASDAQ Stock Exchange under the ticker “TRCR.”

16. Defendant Larry Gerdes (“Gerdes”) is, and at all material times has been, Chairman of the Board and Chief Executive Officer (“CEO”) of Transcend. From September 2000 through December 2003, Gerdes also served as Chief Financial Officer (“CFO”) of the Company. In addition, Gerdes served as the Company’s Secretary between September 2000 and May 2001. From 1991 to 1993, Gerdes was a private investor and from May 1992 until January 1995, Gerdes was the Chairman of the Board of Directors of Bottomley and Associates, which merged with Transcend in 1995. Prior to 1991, Gerdes held various executive positions with HBO & Company, a healthcare information technology company, including CFO and Executive Vice President. Gerdes serves as a member of the Board of Directors, Chairman of the Finance Committee and member of the Audit, Compensation and Governance Committees of the CME Group Inc., a futures and future-options exchange. Gerdes also serves on the Board of Directors of Access Plans, Inc., a provider of consumer discount membership plans. Gerdes also serves on the Board of Directors of the J. Kyle Braid Leadership Foundation, The Tommy Nobis Center and SoloHealth, Inc. and he is a member of the Dean’s Advisory Council for the Kelley School of Business at Indiana University and a Trustee at Monmouth College in Monmouth, Illinois.

17. Defendant Joseph G. Bleser (“Bleser”) is, and at all material times has been, a director of Transcend. Bleser has served as a director of the Company since February 2007. He has been the Managing Member of J Bleser, LLC, a financial consulting firm, since July 1998. Bleser served as the Company’s CFO, Treasurer, and Secretary from January 2004 through April 2005. Bleser also serves on the Board of Directors of MiMedx Group, Inc. and serves on its Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee. Bleser also served on the Board of Directors and as Chairman of the Audit Committee of the

publicly-traded company Matria Healthcare, Inc., a health enhancement company that provided disease and maternity management programs and informatics to health plans and employers, from October 2004 through the date of its sale in May 2008.

18. Defendant Joseph P. Clayton (“Clayton”) is, and at all material times has been, a director of Transcend. Clayton has served as a director of the Company since May 2000. Clayton served as Chairman of the Board of Directors of Sirius Satellite Radio (“Sirius”), a satellite radio broadcaster, from November 2004 to July 2008 and served as the President and CEO of Sirius between November 2001 and November 2004. Prior to joining Sirius, Clayton was President of North American Operations of Global Crossing Ltd. (“Global”), a global provider of integrated internet, data, voice and conferencing services, from September 1999 to November 2001. In January 2002, Global filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code. From 1997 to 1999, Clayton was the President and CEO of Frontier Corporation (“Frontier”), a provider of telecommunication services that was purchased by Global in 1999. Prior to joining Frontier, Clayton served as Executive Vice President of Marketing and Sales for the Americas and Asia for Thomson, a consumer electronics company, from 1992 through 1996. Clayton has served on the board of directors and audit, compensation and governance committees of EchoStar Corporation since 2008. Clayton serves on the Dean’s Advisory Board of the Indiana University Kelley School of Business and as a Trustee of Bellarmine University, Louisville, Kentucky.

19. Defendant James D. Edwards (“Edwards”) is, and at all material times has been, a director of Transcend. Edwards has served as a director of the Company since July 2003. Edwards retired in 2002 from the position of Managing Partner—Global Market Organization of Arthur Andersen LLC, an international public accounting firm, where he was employed for 38 years. Edwards serves as a member of: (i) the Board of Directors and Chairman of the Audit Committee of Crawford & Company, a global provider of claims management solutions to insurance companies and self-insured entities; (ii) the Board of Directors of Huron Consulting Group Inc., a provider of financial and operational consulting services; and (iii) the Board of Directors of Cousins Properties Incorporated, a real estate investment trust. Edwards also served on the Board of Directors and as Chairman of the Audit Committee of the publicly-traded company IMS Health Incorporated, a global provider of pharmaceutical market intelligence from 2003 until the company was sold in February 2010. Edwards is a member of the American Institute of Certified Public Accountants.

20. Defendant Walter S. Huff, Jr. (“Huff) is, and at all material times has been, a director of Transcend. Huff has served as a director of the Company since October 1993. Huff was a founder of HBO & Company and served as its Chairman from 1974 until 1990 and CEO from 1974 to 1984 and from 1986 until 1989. Since 1990, Huff has been a private investor. Huff brings extensive and relevant experience in the healthcare industry to the Board.

21. Defendant Charles E. Thoele (“Thoele”) is, and at all material times has been, a director of Transcend. Thoele has served as a director of the Company since October 1993. Thoele serves as a Director of Mercy Health System, St. Louis, a system of 25 hospitals and physician clinics in five states. Thoele was Chief Operating Officer (“COO”) of Mercy Health System prior to retirement. Thoele also serves as a Director of St. Anthony’s Health System, Alton, Illinois. Thoele previously served as a Director of HBO & Company; Chairman of the Board of FMOL Health System; Chairman of the Board/CEO of St. John Mercy Health System, and Chairman of the Board of the Catholic Health Association of the United States.

22. The Defendants identified in paragraphs 16 through 21 are at times collectively referred to herein as the “Individual Defendants.”

23. Defendant Nuance is a Delaware corporation, headquartered at 1380 Willow Road, Menlo Park, California 94025.

24. Defendant Townsend Merger Corporation is a Delaware corporation, a wholly owned subsidiary of Nuance, and a vehicle through which Defendants seek to effectuate the Proposed Transaction.

25. Defendants Nuance and Townsend Merger Corporation are collectively referred to herein as “Nuance.”

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

26. Under applicable law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; or (ii) a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors and/or officers may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits themselves from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

27. In accordance with their duties of loyalty and good faith, the Defendants, as directors and/or officers of Transcend, are obligated under applicable law to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

28. Plaintiff alleges herein that Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to Plaintiff and other public shareholders of Transcend. Defendants stand on both sides of the transaction, are engaging in self dealing, are obtaining for themselves personal benefits, including personal financial benefits not shared equally by Plaintiff or the Class. As a result of Defendants’ self dealing and divided loyalties, neither Plaintiff nor the Class will receive adequate or fair value for their Transcend common stock in the Proposed Transaction.

29. Because Defendants are knowingly or recklessly breaching their duties of loyalty, good faith, and independence in connection with the Proposed Transaction, the burden of proving the inherent or entire fairness of the Proposed Transaction, including all aspects of its negotiation, structure, price and terms, is placed upon Defendants as a matter of law.

FACTUAL ALLEGATIONS

The Company is Poised for Success

30. Transcend is a leading medical transcription company in the United States that develops and utilizes a range of technology solutions to support the transcription process.

31. Despite the recent economic downturn, Transcend has performed well for its shareholders, improving its stock price by over 223% since March 20, 2008:

32. Transcend’s impressive performance over the post few years is due, in part, to the Company’s stated growth strategy, pursuant to which the Company has completed six strategic acquisitions since 2009. Transcend’s growth strategy has produced remarkable results for the Company, and all indications are that the Company is poised for continued success and will soon surpass the Merger Consideration of $29.50 per share. To be sure, the Company’s more recent financial results are evidence of the Company’s value and promising outlook.

33. On February 3, 2011, Transcend reported financial results for the fourth quarter and year ended December 31, 2010: revenue increased 26%; gross profits increased 43%; operating income increased 85%; net income increased 80%; and revenue for all of 2010 increased 31%.

34. The Company attributed a “large part” of its impressive results for that quarter to its October 21, 2010 acquisition of Spryance Inc. d/b/a Heartland (“Heartland”), which also provided Transcend with approximately $7.3 million of net operating loss carry-forwards available to offset future tax liability.

35. Commenting on the quarter, Susan McGrogan (“McGrogan”), Transcend’s President and COO, stated: “We exceeded our own expectations this quarter, due primarily to our team’s ability to realize profitability improvements in the Heartland business faster than we had anticipated.”).

36. On May 3, 2011, Transcend announced the completion of its $9.5 million acquisition of DTS, a medical transcription company that serves approximately 30 hospitals plus a number of clinics and surgery centers in 13 states and, at the time, generated approximately $12 million of annual revenue, which the Company expected would increase Transcend’s annual revenue run rate to approximately $129 million (the “DTS Acquisition”). The Company also noted that it expected the DTS Acquisition to be accretive to earnings per share starting in the third quarter of 2011.

37. On May 5, 2011, Transcend announced its unaudited financial results for the first quarter ended March 31, 2011: revenue increased 32%; gross profit increased 63%; operating income increased 157%; and net income increased 154%.

38. McGrogan commented on these impressive results, stating: “We dramatically exceeded our own expectations in the first quarter. Revenue was above expectations due to strong volume, which we often see this time of year. An important highlight of the quarter was the impact of the profitability improvements in the Heartland business achieved by our team.... I also want to highlight the fact that even without the contribution from Heartland, we achieved a 40% gross profit margin for the first time.... The 40% gross profit margin threshold was a long-standing “stretch” goal for us and I’m extremely proud of what our teams have achieved, especially in a very competitive, price-sensitive environment.”

39. Defendant Gerdes, Transcend’s CEO and Chairman of the Board, stated that: “Our first quarter 2011 results were tremendous[.]... We expect DTS to be accretive immediately (excluding transaction costs) but to operate at lower profitability levels than Transcend initially, with gradual improvement over the first year as we integrate our operations.”

40. August 1, 2011, the Company announced its acquisition of Salar Inc., a privately held provider of electronic clinical documentation and billing workflow solutions for healthcare providers, in an $11 million cash for stock transaction that closed July 29, 2011 (the “Salar Acquisition”). Commenting on this acquisition, Defendant Gerdes stated: “This acquisition is key to both our growth and diversification strategies[.] From a growth perspective, the purchase is in line with our strategy of complementing our organic growth by completing selected strategic acquisitions, of which Salar is the sixth since the beginning of 2009. Salar, however, allows us to diversify because it’s the first of these companies to offer software products. Our purchase of Salar’s flexible and physician-centric products combined with the recent availability of our Encore medical transcription platform offered to hospitals under the Software as a Service (SaaS) model, will allow us further entry into the hospital setting.”

41. On August 4, 2011, the Company announced its unaudited financial results for the second quarter ended June 30, 2011: revenue increased 38%; gross profit increased 53%; operating income increased 120%; and net income increased 59%.

42. These results are all the more impressive when taking into account the fact that they were impacted by two unusual 2010 expenses of transaction fees related to an unsuccessful acquisition and expenses related to a cumulative stock-based compensation adjustment.

43. McGrogan, the Company’s President and COO, stated: “I am extremely pleased to report that during the second quarter, we sold new business that we expect to generate between $6.4 million and $7.9 million of annual revenue once fully implemented. This was the strongest sales quarter we have had in recent years and should positively impact our organic revenue growth rates in the fourth quarter....”

44. On September 30, 2011, Transcend announced its unaudited financial results for the third quarter ended September 30, 2011: revenue increased 41%; gross profit increased 44%;

operating income increased 27%; and net income increased 28%. The Company also reported approximately $16.0 million of federal net operating loss carry-forwards available to offset future taxable income.

45. McGrogan, President and COO of Transcend, stated: “Our sales were strong in the third quarter. We sold new business that we expect to generate between $3.8 million and $4.7 million of annual revenue once fully implemented. This brings our year-to-date sales to between $11 and $14 million, which is a record pace for us.”

46. Lance Cornell (“Cornell”), Transcend’s CFO, added: “We were very pleased with our 39% gross profit margin for the quarter, especially given the large number of unusual items that occurred. Salar had no impact on earnings for the quarter due to transaction costs. Going forward, we expect most Salar sales to take the form of subscriptions instead of perpetual licenses, which means the revenue and profitability will likely grow gradually as we layer in new recurring subscription revenue.”

47. Defendant Gerdes concluded: “This was an important transitional quarter for Transcend—one in which we incurred some additional costs to position ourselves for improved performance in the future. I applaud our management team for making the right decisions to foster long-term growth.”

48. Finally, on February 2, 2012, Transcend announced its unaudited financial results for the fourth quarter and year ended December 31, 2011: revenue increased 22%; gross profit increased 22%; and for the year, revenue increased 33%; gross profit increased 43%; and operating income increased 42%.

49. These results, again, become more impressive when considering two unusual expenses that impacted them: M&A transaction costs of $1,346,000 and restructuring costs of $662,000. In addition, the Company, which is self-insured for medical benefits, experienced extremely high medical claims in the fourth quarter.

50. McGrogan stated: “I am pleased to report that we achieved record sales (bookings) in 2011 that we estimate will generate between $15 million and $19 million of annual revenue once fully implemented. We had our third consecutive quarter of strong sales in the fourth quarter signing new business that we expect to generate between $3.4 million and $4.2 million of annual revenue. We finished the year with a 95% customer retention rate, which was on target with our plan going in to the year and evidence that we continue to provide excellent service to our customers.”

Defendants Enter into the Unfair Proposed Transaction

51. On March 7, 2012, Transcend and Nuance announced that they had entered into the Merger Agreement, pursuant to which Nuance will acquire Transcend through a tender offer for $29.50 per share:

Nuance to Acquire Transcend

Accretive Transaction to Accelerate Adoption of Nuance Healthcare Solutions by Small- to Mid-Sized Hospital Market, Bring Strong Customer Base and Recurring Revenue

BURLINGTON, Mass., March 7, 2012—Nuance Communications, Inc. (NASDAQ: NUAN) and Transcend Services, Inc. (NASDAQ: TRCR) today announced a definitive agreement for Nuance to acquire Transcend, a leading provider of medical transcription and speech editing services, for approximately $300 million, net, in cash.

With Transcend, Nuance will accelerate access to and expand its customer base within the small- to midsize hospital market, which comprises approximately 90 percent of hospitals in the U.S. and increasingly demands cost effective, voice-enabled, clinical documentation solutions to achieve Meaningful Use and the transition to ICD-10. With Nuance’s voice-enabled and Clinical Language Understanding technologies and deep electronic health record (EHR) integration, combined with Transcend’s highquality transcription and editing services, hospitals can make clinical documentation and workflow more productive and cost efficient and extract greater value from clinical information.

“The acquisition of Transcend will expand the delivery of our innovative voice and Clinical Language Understanding solutions especially to small- and mid-size hospitals,” said Janet Dillione, executive vice president and general manager of Nuance’s Healthcare business. “With Transcend, we will drive change and improvement to the way these hospitals capture and leverage clinical information. The acquisition is a natural extension of Nuance’s existing healthcare business, and will strengthen our solution and services portfolio, as well as enhance our profitability.”

Nuance has agreed to acquire Transcend through a cash tender offer of $29.50 per Transcend share, representing an approximately 30 percent premium over Transcend’s 90-day volume weighted average share price. The transaction has been unanimously approved by the board of directors of each company. Based on Transcend’s 11.1 million diluted weighted average shares outstanding as of December 31, 2011, the acquisition is valued at approximately $300 million, net of Transcend’s estimated cash at closing. The transaction is expected to close in the second half of Nuance’s fiscal 2012, subject to regulatory approval and other conditions.

Nuance expects the acquisition in fiscal 2013 to add between $140 million and $150 million in revenue; non-GAAP earnings between $0.08 and $0.09 per share; and, GAAP earnings between $0.02 and $0.03 per share. See “Discussion of Non-GAAP Financial Measures” below for further information.

The addition of Transcend brings many advantages and synergies to:

• Accelerate Growth within the Small- to Mid-Size Hospital Market—Transcend brings operational excellence and customer satisfaction, as well as a leading position with national Group Purchasing Organizations (GPOs) particularly within the small- to mid-size hospital market. Greater access to these organizations will expand the delivery of Nuance’s voice-driven and Clinical Language Understanding solutions in this segment and in turn will contribute growing revenue streams for Nuance’s healthcare business.

• Strengthen Services for Healthcare Organizations—With Transcend, Nuance will gain additional medical transcription and editing capacity for its healthcare offerings. Together, the combined organization will help a broader set of healthcare organizations achieve cost effective, efficient clinical documentation workflow.

• Drive Recurring Revenue and Enhance Profitability—The acquisition of Transcend is a natural extension of Nuance’s existing healthcare business that affords a stable, recurring revenue stream from its strong customer base and will enhance profitability within the division.

“Nuance recognized Transcend’s services experience and excellence and saw real benefit in adding Transcend’s employees and management team to its healthcare business,” said Larry G. Gerdes, CEO of Transcend. “Both Nuance and Transcend share a vision to reduce healthcare costs through technology and increased efficiencies. The strength of the combined organization will truly benefit the industry and we look forward to providing Transcend customers access to Nuance’s leading HIT technology.”

Key members of the Transcend management team will play integral roles in strengthening Nuance’s position in the healthcare industry, including Susan McGrogan, Transcend’s president and chief operating officer, and Lance Cornell, Transcend’s chief financial officer.

The tender offer is expected to commence on or before March 20, 2012. The offer will be open for a period of not less than 20 business days from its commencement and will be conditioned upon valid acceptances of the offer in respect of shares representing at least a majority of the outstanding Transcend shares on a fully diluted basis as well as other closing conditions, including receipt of required regulatory approval. The tender offer will be followed by a merger in which each Transcend share not acquired in the tender offer will be converted into the right to receive $29.50 per share in cash, without interest. The transaction will be financed through cash on hand at Nuance.

* * *

52. Defendants’ timing of the Proposed Transaction is impeccable. By timing the sale of Transcend to coincide with a downturn in the Company’s stock, Defendants hope to create the illusion of a premium, when this is not the case. In reality, Transcend’s shareholders will be deprived of the maximized value for their shares, while Nuance will acquire the Company and its assets for deficient consideration. Indeed, Transcend stock traded at $29.25 as early as July 8, 2011.

53. In light of Transcend’s impressive performance over the past year, Transcend is in a position where it can effectively bargain in order to receive higher bids for the company, as the Directors’ fiduciary duties demand. To be sure, the Company has reported “strong” financial results for the past three consecutive quarters, and has not yet realized the value from its two most recent transactions. Accordingly, the Company’s financial performance is obviously improving.

54. The Proposed Transaction is the product of a hopelessly flawed process that is designed to ensure the sale of Transcend to Nuance on terms preferential to Defendants and other Transcend insiders at the expense of the interests of Plaintiff and the other public stockholders of the Company. By abusing their power as directors and officers, Defendants are attempting to strategically subvert the interests of Plaintiff and the other public shareholders of Transcend and/or have aided and abetted in the same.

55. Indeed, although the Proposed Transaction is conditioned upon Nuance obtaining at least 90% of the Company’s shares, the Merger Agreement grants Nuance an irrevocable Top-Up Option to purchase, at a price per share equal to the Merger Consideration, enough shares so that Nuance will own 90% of the Company’s outstanding shares upon the termination of the tender offer. Thus, Nuance will be able to circumvent shareholder approval of the Proposed Transaction.

56. To make matters worse, Defendants have agreed to a barricade of deal protection devices that all but eliminate the possibility of a topping bidder. For example, the Merger Agreement prohibits the Company from soliciting alternative bids for the Company. This “no solicitation” clause even bars the Company’s low level employees from communicating with others regarding an alternative proposal. In the unlikely event that a topping bidder emerges, however, the Merger Agreement prohibits the Company from withdrawing its recommendation of the Proposed Transaction except in very limited circumstance. Finally, should a topping bidder still be undeterred, the Merger Agreement will require the Company to pay Nuance a $9,936,145 termination fee.

Defendants Filed a Materially Misleading and Incomplete 14D9

Statement with the SEC

57. Moreover, on March 20, 2012, the Defendants filed a materially misleading and incomplete 14D9 with the SEC. The ostensible purpose of the 14D9 was to provide Transcend shareholders with details of the process and rationale as to why the Board agreed to enter into the

Proposed Transaction with Nuance, as well as to provide Transcend shareholders with the financial metrics utilized by Lazard that allegedly justify the “fairness” of the Proposed Transaction. Indeed, the ostensible purpose of the 14D9 is to provide Transcend shareholders with sufficient material information about the Proposed Transaction such that they are able to make informed, rational and intelligent votes on whether to tender their shares in favor of the Proposed. The 14D9, however, is materially false and misleading and, thus, fails to provide shareholder’s with necessary information.

58. For instance, the 14D9 fails to disclose the following items of material information, among others:

Material Omission/Misstatement #1

Pertinent Section of the 14D-9

Pages 16, 35. “Lazard reviewed management’s current financial projections that reflected the financial forecasts of the Company as a stand-alone entity, and which had been updated based on the Company’s results from the fourth quarter of 2011 (and which are summarized in ‘Item 8. Additional Information — Financial Forecasts’ of this Schedule 14D-9”

Issue Disclose how many sets of Company projections Lazard reviewed since its retention in May of 2011. Disclose whether Nuance was provided with both sets of projections.

Material Omission/Misstatement #2	Page 27. “Lazard and Lazard Capital Markets LLC (an entity indirectly held in large part by managing directors of Lazard) have in the past provided certain investment banking services to the Company for which Lazard and Lazard Capital Markets LLC have received compensation, including, during the past two years, Lazard Capital Markets LLC having served as book-runner on a follow-on equity offering by the Company.”	Disclose the dollar amount of consideration Lazard received for investment banking services performed in the past two years.

Material Omission/Misstatement #3	Page 12. “On September 11, 2011, Mr. Gerdes, Ms. McGrogan and a representative from Lazard held an in-person meeting with Company A’s principal investors in Greenwich, Connecticut. Discussions centered on a possible combination of the Company with Company A in an all-stock merger transaction. After consultation with Lazard, Company management determined that the relative valuation of Company’s A stock indicated by Company A’s principal investors was too high for the Company to continue discussions with Company A.”	Disclose what “too high” means and how this was determined.

Material Omission/Misstatement #4	Pages 12-13. “[September 28, 2011] The Board also noted that it had in place an ad hoc Transaction Committee composed of Messrs. James Edwards (Chairman), Joseph Bleser and Charles Thoele, all independent directors, to act as a resource for, and provide guidance to, management and the legal and financial advisors in connection with the proposed transaction with Parent. The Transaction Committee did not have authority to approve the proposed transaction.”	Disclose the responsibilities of the Transaction Committee.

Material Omission/Misstatement #5	Page 13. “The Company and the financial advisors discussed certain financial aspects of the proposed transaction, as well as potential transaction alternatives. It was noted that Parent was viewed as a good strategic partner for the Company and was willing and	Disclose the “potential transaction alternatives” and the basis for the determination that other strategic buyers were not likely to have the willingness or ability to offer as high a price as Parent.

able to enter into negotiations at a transaction value acceptable to the Company. In addition, it was noted that Company A, the other potential strategic partner identified by the Company, was not prepared to enter negotiations at transaction value ranges acceptable to the Company and that, based on a review of other potential acquirors, other potential financial and other strategic buyers were not likely to have the willingness or ability to offer as high a price as Parent.”

Material Omission/Misstatement #6	Page 14. “On November 10, 2011, the Board held a telephonic meeting, together with the Company’s management, Lazard and the Company’s legal advisors. Management provided the Board with an overview of certain financial projections for the Company that reflected the financial forecasts of the Company as a stand-alone entity, and the Company’s legal advisors reviewed the status of negotiations with Parent and its legal advisors.”	Disclose these November projections.

Material Omission/Misstatement #7	Page 23. Illustrative Discounted Cash Flow Analysis “Lazard discounted the unlevered, after-tax free cash flows and terminal values to present value using discount rates ranging from 10.0% to 12.0%”	Disclose whether Lazard utilized a mid-year convention when discounting the after-tax cash flows and terminal values.

Material Omission/Misstatement #8	Pages 23-24. Illustrative Discounted Cash Flow Analysis “Lazard also calculated an implied exit	Disclose the basis for this selected exit multiple range.

multiple range of 6.8x to 10.7x the Company’s estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for fiscal year 2016, as provided by the Company’s management.”

Material Omission/Misstatement #9	Pages 24-25. Comparable Public Companies Analysis	Disclose the pricing multiples for the companies observed, the reason why P/E ratios were not observed for the companies, and the reason why the Company’s NOL’s were not figured into the analysis.

Material Omission/Misstatement #10	Pages 25-26. Precedent Transactions Analysis	Given the fact that Lazard utilized pro forma EBITDA, disclose the pro forma EBITDA figure from which the pricing multiples were applied. Disclose the pricing multiples for the transactions observed, and the reason why the Company’s NOL’s were not figured into the analysis.

Material Omission/Misstatement #11	Pages 25-26. Other Factors—Premiums Paid “Lazard performed a premiums paid analysis based on premiums paid in selected public company transactions .... announced since November 2006, in which the target company was publicly traded and U.S. based, and the transaction value was between $250 million and $750 million”	Disclose the number of transactions from which Lazard calculated premium data.

59. Without the aforementioned material information, all of which a reasonable stockholder would consider important in deciding whether to tender their shares, Company shareholders do not have the ability to make informed, rational, and intelligent votes on whether to tender their shares in favor of the Proposed Transaction.

60. The tender offer commenced on March 20, 2012 and will expire on April 16, 2012. If consummated, the Proposed Transaction will likely result in Transcend’s shareholders losing their interest in the Company through a fraudulent process designed to inhibit other potential bidders in favor of Nuance. Unless enjoined by this Court, Defendants will continue to breach and/or aid the breaches of fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, which will deprive Class members of a fair sales process, all to the irreparable harm of Plaintiff and the Class. Thus, Plaintiff seeks to enjoin the Proposed Transaction.

61. Plaintiff and the other members of the Class have no adequate remedy at law.

CLASS ACTION ALLEGATIONS

62. Plaintiff brings this action on his own behalf and as a class action on behalf of all holders of Transcend stock who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendants.

63. This action is properly maintainable as a class action under O.C.G.A. §9-11-23.

64. The Class is so numerous that joinder of all members is impracticable. According to the Company’s SEC filings, there were over 10 million shares of the Company’s common stock outstanding on October 10, 2011. These shares are held by hundreds, if not thousands, of beneficial holders.

65. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, candor or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(b) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(c) whether the Individual Defendants have breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;

(d) whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(e) whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; and

(f) whether Transcend and Nuance are aiding and abetting the wrongful acts of the Individual Defendants.

66. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

67. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

68. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

69. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

70. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

CAUSES OF ACTION

COUNT I

Claim for Breach of Fiduciary Duties

(Against the Individual Defendants)

71. Plaintiff repeats and realleges each allegation set forth herein.

72. Defendants have knowingly and recklessly, and in bad faith, violated fiduciary duties of care, loyalty, good faith and independence owed to the public shareholders of Transcend and have acted to put the interests of Nuance and Weston, among others, ahead of the interests of Transcend’s shareholders.

73. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, knowingly or recklessly, and in bad faith, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Transcend.

74. As demonstrated by the allegations above, Defendants knowingly or recklessly failed to exercise the care required, and breached their duties of loyalty, good faith and independence owed to the shareholders of Transcend because, among other reasons, they failed to:

(a) fully inform themselves of the market value of Transcend before entering into the Merger Agreement for the Proposed Transaction;

(b) act in the best interests of the public shareholders of Transcend common stock;

(c) maximize shareholder value;

(d) obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Proposed Transaction; and

(e) act in accordance with their fundamental duties of good faith, due care and loyalty.

75. By reason of the foregoing acts, practices and course of conduct, Defendants have knowingly or recklessly and in bad faith failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

76. Unless enjoined by this Court, Defendants will continue to knowingly or recklessly, and in bad faith, breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction which will exclude the Class from the maximized value they are entitled to all to the irreparable harm of the Class.

77. As a result of Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the real value of their equity ownership of the Company.

78. Plaintiff and the members of the Class have an inadequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

79. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against the Individual Defendants. Plaintiff’s counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.

COUNT II

Aiding & Abetting the Individual Defendants’ Breach of Fiduciary Duty

(Against Defendants Transcend and Nuance)

80. Plaintiff repeats and realleges each allegation set forth herein.

81. Defendant Transcend and Nuance are sued herein as aiders and abettors of the breaches of fiduciary duties outlined above by the Individual Defendants, as members of the Board of Transcend.

82. The Individual Defendants breached their fiduciary duties of good faith, loyalty, and due care to the Transcend shareholders by failing to:

(a) fully inform themselves of the market value of Transcend before entering into the Merger Agreement;

(b) act in the best interests of the public shareholders of Transcend common stock;

(c) maximize shareholder value;

(d) obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Proposed Transaction; and

(e) act in accordance with their fundamental duties of good faith, due care and loyalty.

83. Such breaches of fiduciary duties could not, and would not, have occurred but for the conduct of Defendants Transcend and Nuance, which, therefore, aided and abetted such breaches via entering into the Agreement with Nuance.

84. Defendants Transcend and Nuance had knowledge that they were aiding and abetting the Individual Defendants’ breach of their fiduciary duties to the Transcend shareholders.

85. Defendants Transcend and Nuance rendered substantial assistance to the Individual Defendants in their breach of their fiduciary duties to the Transcend shareholders.

86. As a result of Transcend and Nuance’s conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been, and will be, damaged in that they have been, and will be, prevented from obtaining a fair price for their shares.

87. As a result of the unlawful actions of Defendants Transcend and Nuance, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for Transcend’s assets and business and will be prevented from obtaining the real value of their equity ownership in the Company. Unless the actions of Defendants Transcend and Nuance are enjoined by this Court, they will continue to aid and abet the Individual Defendants’ breach of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of shareholder value.

88. Plaintiff and the other members of the Class have no adequate remedy at law.

89. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against Defendants Transcend and Nuance. Plaintiff’s counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.

JURY TRIAL DEMAND

Plaintiff hereby demands trial by jury on all issues so triable.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief, in his favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of Defendants and is therefore unlawful and unenforceable;

C. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from finalizing and consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain the highest possible value for shareholders, and unless and until the Company provides its shareholders with corrective disclosures to remedy the above-mentioned material omissions;

D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Transcend’s shareholders until the process for the sale or auction of the Company is completed and the highest possible value is obtained;

E. Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof;

F. Implementation of a constructive trust, in favor of Plaintiff, upon any benefits improperly received by Defendants as a result of their wrongful conduct;

G. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: March 28, 2012	ROBBINS GELLER RUDMAN & DOWD LLP

/s/ PETER M. JONES
PETER M. JONES

JOHN C. HERMAN

(GA Bar No. 348370)

PETER M. JONES

(GA Bar No. 402620)

3424 Peachtree Road, N.E.,

Suite 1650

Atlanta, GA 30326

Telephone: 404/504-6500

404/504-6501 (fax)

Attorneys for Plaintiff and the Class

Of Counsel:
ROBBINS GELLER RUDMAN & DOWD LLP
STUART A. DAVIDSON
CULLIN A. O’BRIEN
CHRISTOPHER MARTINS
120 E. Palmetto Park Road, Suite 500
Boca Raton, FL 33432
Telephone: 561/750-3000
561/750-3364 (fax)

RANDALL BARON
A. RICK ATWOOD

DAVID WISSBROECKER
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)